Infinera Corporation
140 Caspian Court
Sunnyvale, California 94089

April 13, 2020

Oaktree Optical Holdings, L.P.
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071
Attn: Amy H. Rice

Ladies and Gentlemen:

        This letter (this "**Agreement**") constitutes the agreement between (a) Infinera Corporation ("**Company**") and (b) Oaktree Optical Holdings, L.P. ("**Oaktree**"). Company and Oaktree are collectively referred to as the "**Parties**." Oaktree and each Affiliate (as defined below) and Associate (as defined below) of Oaktree, including each of the Persons (as defined below) set forth on Exhibit A, are collectively referred to as the "**Oaktree Group**."

        1.   *Oaktree Designee*. Effective as of the date of this Agreement, Company's Board of Directors (the "**Board**") will take all action necessary (including increasing the size of the Board) to appoint Amy H. Rice (the "**Oaktree Designee**") as a Class I director with a term expiring at Company's 2020 Annual Meeting of Stockholders (the "**2020 Annual Meeting**"). Such appointment will be effective no later than three Business Days (as defined below) following the date of this Agreement.

        2.   *Nomination of the Oaktree Designee at the 2020 Annual Meeting*. Subject to paragraph 4, Company will take all action necessary to include the Oaktree Designee on the Board's slate of director nominees standing for election at the 2020 Annual Meeting. If the Oaktree Designee is included on the Board's slate of director nominees at the 2020 Annual Meeting, then Company will recommend that Company's stockholders vote, and will solicit proxies, in favor of the election of the Oaktree Designee at the 2020 Annual Meeting and otherwise support the Oaktree Designee for election in a manner no less rigorous and favorable than the manner in which Company supports its other director nominees at the 2020 Annual Meeting.

        3.   *Replacement of the Oaktree Designee*. During the Restricted Period (as defined below) but subject to paragraph 4, if the Oaktree Designee ceases to be a member of the Board for any reason, then Oaktree will have the right to identify (and the Board will take all action necessary to promptly, and in any event within five Business Days, appoint) another person (a "**Replacement Oaktree Designee**") to serve as a director in place of the Oaktree Designee. Any Replacement Oaktree Designee must (a) be a principal, officer or employee of a member of the Oaktree Group; (b) be reasonably acceptable to the Board; (c) be qualified to serve as a member of the Board under all applicable corporate governance policies or guidelines of Company and the Board and applicable legal and regulatory requirements; (d) meet the independence requirements with respect to Company of the listing rules of The Nasdaq Stock Market ("**Nasdaq**") (the requirements in clauses (c) and (d), the "**Independence Requirements**"); and

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(e) have complied with Company's procedures for new director candidates (including the full completion of a directors and officers questionnaire, undergoing a customary background check, and participating in interviews with the members of the Board's Nominating and Governance Committee and the Board) (such procedures, the "**Candidate Review Procedures**"). Upon becoming a member of the Board, the Replacement Oaktree Designee will succeed to all of the rights and privileges, and will be bound by the terms and conditions, of the Oaktree Designee under this Agreement.

4. *Resignation of the Oaktree Designee*. Company's obligations under paragraph 2 and paragraph 3, paragraph 5 and paragraph 6 will immediately terminate upon the earliest of: (a) the Oaktree Group no longer beneficially owning shares of Company's common stock (which shares are determined to be Net Long Shares (as defined below)) representing in the aggregate at least five percent of Company's then-outstanding common stock; (b) any Restricted Person (as defined below) breaching this Agreement and such breach is not cured (if capable of being cured) within 15 days after receipt by Oaktree from Company of written notice specifying the breach; or (c) the submission by any Restricted Person of any director nominations in connection with any meeting of Company's stockholders. In addition, upon the occurrence of any event described in the previous sentence, the Oaktree Designee will, and Oaktree will take all action necessary to cause the Oaktree Designee to, concurrently resign from the Board.

5. *Independent Designee*. Company and Oaktree will reasonably cooperate to identify an individual (the "**Independent Designee**") to serve as a Class III director with a term expiring at Company's 2022 Annual Meeting of Stockholders. The Independent Designee must (a) not (i) be an employee, director, general partner, manager or other agent of any member of the Oaktree Group; (ii) be a limited partner, member or other investor in any member of the Oaktree Group or (iii) be party to any agreement, arrangement or understanding, written or oral, with any member of the Oaktree Group regarding such person's service on the Board; (b) meet the Independence Requirements; (c) have complied with the Candidate Review Procedures; and (d) be unanimously recommended to the Board by the Board's Nominating and Governance Committee (the "**NGC Committee**"). Oaktree will be permitted to submit the names of individuals for consideration as the Independent Designee and such individuals will be considered in good faith by the NGC Committee. Promptly, and in any event within five Business Days, after being recommended to the Board by the NGC Committee, the Board will take all action necessary (including increasing the size of the Board) to appoint the Independent Designee to the Board. Company and Oaktree intend for the Independent Designee to have been appointed to the Board no later than 120 days following the conclusion of the 2020 Annual Meeting.

6. *Replacement of the Independent Designee*. During the Restricted Period, if the Independent Designee ceases to be a member of the Board for any reason (other than because the Independent Designee is not nominated by the Board to stand for election at an annual meeting of stockholders of Company or is not elected by stockholders at the applicable annual meeting of stockholders), then Company and Oaktree will cooperate to identify another person (the "**Replacement Independent Designee**") to serve as a director in place of the Independent Designee. The Replacement Independent Designee must (i) meet the Independence Requirements; (ii) have complied with the Candidate Review Procedures; and (iii) be unanimously recommended to the Board by the NGC Committee. Promptly, and in any event

within five Business Days, after being recommended to the Board by the NGC Committee, after being recommended to the Board by the NGC Committee, the Board will take all action necessary to appoint the Replacement Independent Designee to the Board. Upon becoming a member of the Board, the Replacement Independent Designee will succeed to all of the rights and privileges, and will be bound by the terms and conditions, of the Independent Designee under this Agreement.

7. *Committee Matters*.

(a) *Oaktree Designee*. In connection with the Oaktree Designee's appointment to the Board, the Oaktree Designee will be appointed to the NGC Committee.

(b) *Independent Designee*. The Independent Designee will be provided the opportunity to be appointed to at least one of the Board's standing committees in connection with joining the Board.

(c) *Committee Meetings*. The Oaktree Designee will be invited to attend meetings of, and receive all materials provided to, members of any of the Board's committees on which the Oaktree Designee does not serve.

(d) *Future Committees*. Subject to Company's Corporate Governance Guidelines, as they may be amended from time to time (the "**Guidelines**"), the listing rules of Nasdaq and applicable law, the Board and all applicable committees of the Board will take all action necessary to ensure that each committee of the Board formed after the date of this Agreement and during the Restricted Period includes at least one of the Oaktree Designee or the Independent Designee. The chair of any such committee will be chosen by the Board from time to time.

8. *Recusal*. Oaktree understands and agrees that the Board or any of its committees, in the exercise of its fiduciary duties, may require that the Oaktree Designee recuse himself or herself from any Board or committee meeting or portion thereof at which the Board or any such committee is evaluating or taking action with respect to (a) the exercise of any of Company's rights or enforcement of any of the obligations under this Agreement; (b) any action taken in response to actions taken or proposed by any member of the Oaktree Group with respect to Company; or (c) any proposed transaction between Company and any member of the Oaktree Group.

9. *Compliance with Laws and Company Policies*. Oaktree acknowledges that the Oaktree Designee (and any Replacement Oaktree Designee, as applicable), upon appointment to the Board, will be governed by the same laws, policies, procedures, processes, codes, rules, standards and guidelines applicable to members of the Board, including Company's code of conduct, insider trading policy, Regulation FD policy, related party transactions policy and the Guidelines, in each case in effect and as amended from time to time.

10. *Confidentiality*. Company agrees that the Oaktree Designee may, subject to, and solely in accordance with the terms of, a customary confidentiality agreement between Company and Oaktree, provide confidential information of Company to the members of the Oaktree Group for the purpose of assisting the Oaktree Designee in such person's role as a director of Company

and related compliance matters. Such confidentiality agreement will restrict the disclosure and use by the members of the Oaktree Group and other Restricted Persons of such confidential information. Company and Oaktree will cooperate to prepare and enter into such agreement as promptly as practicable following the execution and delivery of this Agreement.

11.   *No Fiduciary Restriction*. Notwithstanding anything to the contrary in this Agreement, Company and the Oaktree Group each acknowledge that the Oaktree Designee, during the Oaktree Designee's service as a director of Company, will not be prohibited from acting in the Oaktree Designee's capacity as a director or from complying with the Oaktree Designee's fiduciary duties as a director of Company (including voting on any matter submitted for consideration by the Board, participating in deliberations or discussions of the Board, and making suggestions or raising any issues or recommendations to the Board).

12.   *Director Benefits*. The Oaktree Designee will be entitled to the same director benefits as other members of the Board, including (a) reimbursement for such director's expenses on the same basis as all other non-employee directors of Company; and (b) the same rights of indemnification and directors' and officers' liability insurance coverage as the other non-employee directors of Company as such rights may exist from time to time. The Independent Designee will be entitled to the same director benefits as other members of the Board, including (a) compensation for such director's service as a director and reimbursement for such director's expenses on the same basis as all other non-employee directors of Company; (b) equity-based compensation grants and other benefits, if any, on the same basis as all other non-employee directors of Company; and (c) the same rights of indemnification and directors' and officers' liability insurance coverage as the other non-employee directors of Company as such rights may exist from time to time.

13.   *Assistance with Other Stockholders*. From time to time during the Restricted Period, Oaktree will reasonably cooperate with Company in conveying to, and discussing with, Company's stockholders the support of Oaktree for the Board, including by meeting with such stockholders in consultation and coordination with Company. As reasonably requested by the Board, Oaktree will publicly (a) disclose its support for the Board's slate of director nominees standing for election; and (b) recommend that Company's stockholders also support the Board's slate of director nominees standing for election.

14.   *Voting Commitment*. During the Restricted Period, at each annual or special meeting of Company's stockholders (including any adjournments, postponements or other delays thereof) or action by written consent, Oaktree will cause all Voting Securities (as defined below) that are beneficially owned by any member of the Oaktree Group to be (a) present for quorum purposes, if applicable; and (b) voted or consented (i) in favor of the election of each person nominated by the Board for election as a director; (ii) against any proposals or resolutions to remove any member of the Board; and (iii) in accordance with the recommendation of the Board on all other proposals or business that may be the subject of stockholder action at such meeting or action by written consent. Notwithstanding the foregoing, (A) if Institutional Shareholder Services Inc. ("**ISS**") or Glass Lewis & Co., LLC ("**Glass Lewis**") recommends a vote inconsistent with the recommendation of the Board at any annual or special meeting of Company's stockholders during the Restricted Period with respect to (1) Company's "say-on-pay" proposal or (2) any other proposal (other than the election or removal of directors), then the

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members of the Oaktree Group will be permitted to vote in accordance with the recommendation of ISS or Glass Lewis; and (B) the members of the Oaktree Group will be permitted to vote in their sole discretion on any proposals related to any Extraordinary Transaction (as defined below).

15.   *Standstill*. During the Restricted Period, Oaktree will not, and will cause each member of the Oaktree Group, as well as the principals, non-independent directors, general partners, officers and employees of each member of the Oaktree Group (such persons, together with the members of the Oaktree Group, the "**Restricted Persons**"), not to, in any way, directly or indirectly (in each case, except as expressly permitted by this Agreement):

(a)   with respect to Company or the Voting Securities, (i) make, participate in or encourage any "solicitation" (as such term is used in the proxy rules of the Securities and Exchange Commission (the "**SEC**"), including any solicitations contemplated by Rule 14a-2(b) promulgated under the Securities Exchange Act of 1934 (the "**Exchange Act**")) of proxies or consents with respect to the election or removal of directors or any other matter or proposal; (ii) become a "participant" (as such term is used in the proxy rules of the SEC) in any such solicitation of proxies or consents; (iii) seek to advise, encourage or influence any Person, or assist any Person in so encouraging, advising or influencing any Person, with respect to the giving or withholding of any proxy, consent or other authority to vote or act (other than such encouragement, advice or influence that is consistent with the Board's recommendation in connection with such matter, if applicable); or (iv) initiate, encourage or participate, directly or indirectly, in any "vote no," "withhold" or similar campaign;

(b)   initiate, propose or otherwise "solicit" (as such term is used in the proxy rules of the SEC, including any solicitations contemplated by Rule 14a-2(b) promulgated under the Exchange Act) Company's stockholders for the approval of any shareholder proposal, whether made pursuant to Rule 14a-4 or Rule 14a-8 promulgated under the Exchange Act, or otherwise, or cause or encourage any Person to initiate or submit any such shareholder proposal;

(c)   with respect to Company or the Voting Securities, (i) communicate with Company's stockholders or others pursuant to Rule 14a-1(*l*)(2)(iv) promulgated under the Exchange Act; (ii) participate in, or take any action pursuant to, or encourage any Person to take any action pursuant to, any type of "proxy access"; or (iii) conduct any nonbinding referendum or hold a "stockholder forum";

(d)   (i) seek, alone or in concert with others, election or appointment to, or representation on, the Board; (ii) nominate or propose the nomination of, or recommend the nomination of, or encourage any Person to nominate or propose the nomination of or recommend the nomination of, any candidate to the Board; or (iii) seek, alone or in concert with others, or encourage any Person to seek, the removal of any member of the Board;

(e)   (i) call or seek to call a special meeting of stockholders, or encourage any Person to call a special meeting of stockholders; (ii) act or seek to act by written consent of stockholders; or (iii) make a request for any stockholder list or other records of Company;

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(f)   other than solely with other Restricted Persons with respect to Voting Securities now or subsequently owned by them, (i) form, join (whether or not in writing), encourage, influence, advise or participate in a partnership, limited partnership, syndicate or other group, including a "group" as defined pursuant to Section 13(d) of the Exchange Act, with respect to any Voting Securities (other than any group comprised solely of Restricted Persons); (ii) deposit any Voting Securities into a voting trust, arrangement or agreement; or (iii) subject any Voting Securities to any voting trust, arrangement or agreement (other than granting proxies in solicitations approved by the Board);

(g)   (i) make any offer or proposal (with or without conditions) with respect to any tender offer, exchange offer, merger, amalgamation, consolidation, acquisition, business combination, recapitalization, consolidation, restructuring, liquidation, dissolution or similar extraordinary transaction involving Company, any of its subsidiaries or any of their respective securities or assets (each, an "**Extraordinary Transaction**") and any Restricted Person; (ii) knowingly solicit any Person not a party to this Agreement (a "**Third Party**") to, on an unsolicited basis, make an offer or proposal (with or without conditions) with respect to any Extraordinary Transaction, or encourage, initiate or support any Third Party in making such an offer or proposal; (iii) participate in any way in, either alone or in concert with others, any Extraordinary Transaction; or (iv) prior to such proposal becoming public, publicly comment on any proposal regarding any Extraordinary Transaction by a Third Party (it being understood that this clause (g) will not restrict any Restricted Person from tendering shares, receiving payment for shares or otherwise participating in any such Extraordinary Transaction on the same basis as other stockholders of Company);

(h)   institute, solicit, assist or join, as a party, any litigation, arbitration or other proceeding against or involving Company, its Affiliates or any of their respective current or former directors or officers (including derivative actions), except that the foregoing will not prevent any Restricted Person from (i) bringing litigation to enforce the provisions of this Agreement instituted in accordance with this Agreement; (ii) making counterclaims with respect to any proceeding initiated by, or on behalf of, Company or its Affiliates against a Restricted Person; (iii) bringing bona fide commercial disputes that do not in any manner relate to the subject matter of this Agreement; (iv) exercising statutory appraisal rights; or (v) responding to or complying with a validly issued legal process;

(i)   take any action in support of, or make any proposal or request that constitutes: (i) controlling, changing or influencing the Board or management of Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board; (ii) controlling, changing or influencing the capitalization, stock repurchase programs and practices, capital allocation programs and practices, or dividend policy of Company; (iii) controlling, changing or influencing Company's management, business or corporate structure; (iv) seeking to have Company waive or make amendments or modifications to its certificate of incorporation or bylaws; (v) causing a class of securities of Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange; or (vi) causing a class of securities of Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

(j)   sell, offer or agree to sell to any Third Party, through swap or hedging transactions, derivative agreements or otherwise, any voting rights decoupled from the underlying Voting Securities;

(k)   engage in any short sale or any purchase, sale or grant of any option, warrant, convertible security, stock appreciation right or other similar right (including any put or call option or swap transaction) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from a decline in the market price or value of the securities of Company;

(l)   other than through non-public communications with Company that would not reasonably be expected to trigger public disclosure obligations for any Party, make or disclose any statement regarding any intent, purpose, plan or proposal with respect to the Board, Company or its management, policies, affairs or assets, or the Voting Securities or this Agreement, that is inconsistent with the provisions of this Agreement, including any intent, purpose, plan or proposal that is conditioned on, or that would require, the waiver, amendment, nullification or invalidation of any provision of this Agreement, or take any action that could require Company to make any public disclosure relating to any such intent, purpose, plan, proposal or condition;

(m)   make or cause to be made any statement that disparages, calls into disrepute, slanders, impugns, casts in a negative light or otherwise damages the reputation of Company or any of its Affiliates, Associates, subsidiaries, successors or assigns, or any of its or their respective current or former officers, directors, employees, stockholders, agents, attorneys, advisors or representatives, or any of its or their respective businesses, products or services, in any manner that would reasonably be expected to damage the business or reputation of the other or its businesses, products or services (including any statements regarding Company's strategy, operations, performance, products or services), it being understood that this clause (m) will not restrict the ability of any Person to (i) comply with any subpoena or other legal process or respond to a request for information from any governmental authority with jurisdiction over such Person; or (ii) enforce such Person's rights pursuant to this Agreement;

(n)   compensate or enter into any agreement, arrangement or understanding, whether written or oral, to compensate any person for his or her service as a director of Company with any cash, securities (including any rights or options convertible into or exercisable for or exchangeable into securities or any profit sharing agreement or arrangement) or other form of compensation directly or indirectly related to Company or its securities;

(o)   other than with other Restricted Persons, enter into any negotiations, agreements (whether written or oral), arrangements or understandings with, or advise, finance, assist or encourage, any Third Party to take any action that the Restricted Persons are prohibited from taking pursuant to this Agreement;

(p)   acquire, offer, agree or propose to acquire, whether by purchase, tender or exchange offer, through the acquisition of control of another Person, by joining a partnership, limited partnership, syndicate or other group (including a "group" as defined pursuant to Section 13(d) of the Exchange Act), through swap or hedging transactions, or otherwise, or direct any

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Third Party in the acquisition of, any securities of Company or any rights decoupled from the underlying securities of Company that would result in the Oaktree Group in the aggregate owning, controlling or otherwise having any beneficial or other ownership interest of more than 19.9 percent of the then-outstanding Voting Securities (including, for purpose of this calculation, all Voting Securities that such member of the Oaktree Group has the right to acquire pursuant to the exercise of any rights in connection with any securities or any agreement, regardless of when such rights may be exercised and whether they are conditional and including economic ownership pursuant to a cash settled call option or other derivative security, contract or instrument primarily related to the price of Voting Securities); or

(q)   other than through open market broker sale transactions where the identity of the purchaser is not known and in underwritten widely dispersed public offerings, sell, offer or agree to sell, through swap or hedging transactions or otherwise, the securities of Company to any Third Party that, to the knowledge of any member of the Oaktree Group (after due inquiry in connection with a private, non-open market transaction, it being understood that such knowledge shall be deemed to exist with respect to any publicly available information, including information in documents filed with the SEC), would result in such Third Party, together with its Affiliates and Associates, owning, controlling or otherwise having any beneficial or other ownership interest of more than 4.9 percent of the then-outstanding Voting Securities or that would increase the beneficial or other ownership interest of any Third Party who, together with its Affiliates and Associates, has a beneficial or other ownership interest of more than 4.9 percent, except for Schedule 13G filers that are mutual funds, pension funds, index funds or investment fund managers with no known history of activism or known plans to engage in activism (in each case, other than Brookfield (as defined below)).

16.   *DGCL 203 Matters*.

(a)   *In General*. The Oaktree Group understands and agrees that this Agreement (including the approval by the Board of this Agreement) does not constitute, and the Board has not granted, any waiver, endorsement or other approval of any acquisition of Company's common stock by any member of the Oaktree Group for purposes of Section 203 of the Delaware General Corporation Law ("**DGCL**"). The Oaktree Group acknowledges that any future request for such a waiver, endorsement or approval by any member of the Oaktree Group will be evaluated and determined by the Board when and if made.

(b)   *Additional Protections*.

(i)   *Interested Stockholder Combinations*. Company agrees that it will not engage in any business combination (as defined below) with any interested stockholder (as defined below) for a period of three years following the time that such stockholder became an interested stockholder, unless:

(1)   prior to such time, the Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

(2)   upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock (as defined below) of Company outstanding at the time that the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3)   at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66⅔ percent of the outstanding voting stock of Company that is not owned by the interested stockholder.

(ii)   *Definitions*. For purposes of this paragraph 16(b) only:

(1)   The term "affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(2)   The term "associate," when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20 percent or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20 percent beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(3)   The term "business combination," when used in reference to Company and any interested stockholder of Company, means:

a)   any merger or consolidation of Company or any direct or indirect majority-owned subsidiary of Company (a) with the interested stockholder or (b) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation paragraph 16(b)(i) is not applicable to the surviving entity;

b)   any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of Company, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of Company or of any direct or indirect majority-owned subsidiary of Company which assets have an aggregate market value equal to 10 percent or more of either the aggregate market value of all the assets of Company determined on a consolidated basis or the aggregate market value of all the outstanding stock of Company;

c)   any transaction that results in the issuance or transfer by Company or by any direct or indirect majority-owned subsidiary of Company of any stock of Company or of such subsidiary to the interested stockholder, except: (a) pursuant to the

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exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of Company or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (b) pursuant to a merger under Section 251(g) of the DGCL; (c) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of Company or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of Company subsequent to the time the interested stockholder became such; (d) pursuant to an exchange offer by Company to purchase stock made on the same terms to all holders of said stock; or (e) any issuance or transfer of stock by Company; *provided*, *however*, that in no case under clauses (c)-(e) of this paragraph 16(b)(ii)(3)c) shall there be an increase in the interested stockholder's proportionate share of the stock of any class or series of Company or of the voting stock of Company (except as a result of immaterial changes due to fractional share adjustments);

d) any transaction involving Company or any direct or indirect majority-owned subsidiary of Company that has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of Company or of any such subsidiary that is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

e) any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of Company), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in paragraph 16(b)(ii)(3)a) through paragraph 16(b)(ii)(3)d)) provided by or through Company or any direct or indirect majority-owned subsidiary.

(4) The term "control," including the terms "controlling," "controlled by" and "under common control with," means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20 percent or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this paragraph 16(b), as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(5) The term "interested stockholder" means any person (other than Company or any direct or indirect majority-owned subsidiary of Company) (it being understood that any member of the Oaktree Group and any of its affiliates and associates may be an interested stockholder) that (a) is the owner of 15 percent or more of the then-outstanding shares of voting stock of Company or (b) is an affiliate or associate of Company and was the owner of 15 percent or more of the then-outstanding shares of voting stock of Company at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of

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such person; *provided*, *however*, that "interested stockholder" shall not include any person whose ownership of shares in excess of the 15 percent limitation set forth herein is the result of any action taken solely by Company; *provided* that such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of Company except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of Company deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of "owner" below but shall not include any other unissued stock of Company that may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(6)   The term "owner," including the terms "own" and "owned," when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:

a)   beneficially owns such stock, directly or indirectly;

b)   has (a) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; *provided*, *however*, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person's affiliates or associates until such tendered stock is accepted for purchase or exchange; or (b) the right to vote such stock pursuant to any agreement, arrangement or understanding; *provided*, *however*, that a person shall not be deemed the owner of any stock because of such person's right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten or more persons; or

c)   has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in paragraph 16(b)(ii)(6)b)(b)), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

(7)   The term "person" means any individual, corporation, partnership, unincorporated association or other entity.

(8)   The term "stock" means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(9)   The term "voting stock" means stock of any class or series entitled to vote generally in the election of directors.

17.   *Non-Disparagement*. During the Restricted Period, Company will not, and will direct its directors, officers and employees not to, make or cause to be made any statement that disparages, calls into disrepute, slanders, impugns, casts in a negative light or otherwise damages the reputation of any member of the Oaktree Group or any of their respective Affiliates,

Associates, subsidiaries, successors or assigns, or any of its or their respective current or former officers, directors, employees, stockholders, agents, attorneys, advisors or representatives. This paragraph 17 will not restrict the ability of any Person to (a) comply with any subpoena or other legal process or respond to a request for information from any governmental authority with jurisdiction over such Person; or (b) enforce such Person's rights pursuant to this Agreement;

18.   *Compliance with this Agreement*. Oaktree will cause the Restricted Persons to comply with the terms of this Agreement and will be responsible for any breach of the terms of this Agreement by any Restricted Person (even if such Restricted Person is not a party to this Agreement).

19.   *Expense Reimbursement*. Within five Business Days of the receipt of appropriate documentation, Company will reimburse Oaktree for its reasonable and documented out-of-pocket fees and expenses (including legal expenses) (up to a maximum of $75,000) incurred by Oaktree in connection with the negotiation and execution of this Agreement and related matters. Except as set forth in the preceding sentence, all fees, costs and expenses incurred in connection with this Agreement will be paid by the Person incurring such fee, cost or expense.

20.   *Public Disclosure*.

(a)   *Press Release*. No later than 5:30 a.m., Pacific time, on April 14, 2020, Company and Oaktree will issue a joint press release in the form attached as Exhibit B (the "**Press Release**"). Neither Company nor Oaktree will make any public statements with respect to the matters covered by this Agreement (including in the Schedule 13D (as defined below) or in any other filing with the SEC, any other regulatory or governmental agency, any stock exchange or in any materials that would reasonably be expected to be filed with the SEC) that are inconsistent with, or otherwise contrary to, the statements in the Press Release. Oaktree will cause the members of the Oaktree Group not to make any public statements with respect to the matters covered by this Agreement (including in the Schedule 13D or in any other filing with the SEC, any other regulatory or governmental agency, any stock exchange or in any materials that would reasonably be expected to be filed with the SEC) that are inconsistent with, or otherwise contrary to, the statements in the Press Release.

(b)   *Form 8-K*. Company will promptly prepare and file (but not before the issuance of the Press Release) with the SEC a Current Report on Form 8-K (the "**Form 8-K**") reporting the entry into this Agreement. All disclosure in the Form 8-K will be consistent with this Agreement. Company will provide Oaktree and its counsel with a reasonable opportunity to review and comment on the Form 8-K prior to filing, and will consider in good faith any changes proposed by Oaktree or its counsel. The Form 8-K will include this Agreement as an exhibit.

(c)   *Amended Schedule 13D*. Oaktree will promptly prepare and file (but not before the issuance of the Press Release) with the SEC an amendment to its Schedule 13D (the "**Amended Schedule 13D**") with respect to Company reporting the entry into this Agreement. All disclosure in the Amended Schedule 13D will be consistent with this Agreement. Oaktree will provide Company and its counsel with reasonable opportunity to review and comment on the Amended Schedule 13D prior to filing, and will consider in good faith any changes proposed by Company or its counsel. The Amended Schedule 13D will include this Agreement as an exhibit.

21.   *Definitions*. As used in this Agreement, the term (a) "**Person**" will be interpreted broadly to include, among others, any individual, general or limited partnership, corporation, limited liability or unlimited liability company, joint venture, estate, trust, group, association or other entity of any kind or structure; (b) "**Affiliate**" has the meaning set forth in Rule 12b-2 promulgated under the Exchange Act and will include Persons who become Affiliates of any Person after the date of this Agreement (it being understood that (i) none of Brookfield Asset Management Inc., any of its Affiliates or any portfolio companies of any of the foregoing (collectively, "**Brookfield**") will be deemed to be an Affiliate or Associate of Oaktree or any member of the Oaktree Group for the purposes of this Agreement; and (ii) for purposes of this Agreement, no member of the Oaktree Group will be deemed to be an Affiliate or Associate of Brookfield); (c) "**Associate**" has the meaning set forth in Rule 12b-2 promulgated under the Exchange Act and will include Persons who become Associates of any Person after the date of this Agreement, but will exclude any Person not controlled by or under common control with the related Person; (d) "**beneficially own**," "**beneficially owned**" and "**beneficial ownership**" has the meaning set forth in Rule 13d-3 and Rule 13d-5(b)(1) promulgated under the Exchange Act; (e) "**Business Day**" means any day other than a Saturday, Sunday or a day on which the Federal Reserve Bank of San Francisco is closed; (f) "**Net Long Shares**" will be limited to the number of shares of Company's common stock that are beneficially owned by any Person that constitute such Person's net long position as defined in Rule 14e-4 promulgated under the Exchange Act (except that for purposes of such definition, the date that the tender offer is first announced will instead refer to the date for determining or documenting such Person's Net Long Shares and the reference to the highest tender price will refer to the market price on such date) and, to the extent not covered by such definition, reduced by any shares as to which such Person does not have the right to vote or direct the vote as of the date for determining or documenting or as to which such Person has entered into a derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares, it being understood that whether shares constitute Net Long Shares will be decided by the Board in its reasonable determination; (g) "**Restricted Period**" means the period from the date of this Agreement until 11:59 p.m., Pacific time, on the day that is the later of (1) 30 days prior to the deadline for the submission of stockholder nominations of directors and business proposals for Company's 2021 Annual Meeting of Stockholders or (2) 10 days after the Oaktree Designee is no longer serving on the Board (including pursuant to paragraph 4); and (h) "**Voting Securities**" means the shares of Company's common stock and any other securities of Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for, such shares or other securities, whether or not subject to the passage of time or other contingencies.

22.   *Interpretations*. The words "include," "includes" and "including" will be deemed to be followed by the words "without limitation." Unless the context requires otherwise, "or" is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument, law, rule or statute defined or referred to in this Agreement means, unless otherwise indicated, such agreement, instrument, law, rule or statute as from time to time amended, modified or supplemented. The measure of a period of one month or year for purposes of this Agreement will be the day of the following

month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual day of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1).

23. *Representations of Oaktree*. Oaktree, on behalf of itself and each member of the Oaktree Group, represents that (a) its authorized signatory set forth on the signature page to this Agreement has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind such member; (b) this Agreement has been duly authorized, executed and delivered by it and is a valid and binding obligation of such member, enforceable against it in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (c) this Agreement does not and will not violate any law, any order of any court or other agency of government, its organizational documents, or conflict with, result in a material breach of or constitute (with due notice or lapse of time or both) a default under any agreement or other instrument to which Oaktree or such member is bound, or result in the creation or imposition of, or give rise to, any material lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever; and (d) as of the date of this Agreement, it has not, and no other member of the Oaktree Group has, directly or indirectly, compensated or entered into any agreement, arrangement or understanding to compensate any person for his or her service as a director of Company with any cash, securities (including any rights or options convertible into or exercisable for or exchangeable into securities or any profit sharing agreement or arrangement) or other form of compensation directly or indirectly related to Company or its securities. Oaktree represents and warrants that as of the date of this Agreement, Oaktree is the beneficial owner of an aggregate of 25,175,384 shares of Company's common stock.

24. *Representations of Company*. Company represents that this Agreement (a) has been duly authorized, executed and delivered by it and is a valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (b) does not require the approval of the stockholders of Company; and (c) does not and will not violate any law, any order of any court or other agency of government, Company's certificate of incorporation or bylaws, each as amended from time to time, or any provision of any agreement or other instrument to which Company or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument, or result in the creation or imposition of, or give rise to, any material lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever.

25. *Specific Performance*. Each Party acknowledges and agrees that money damages would not be a sufficient remedy for any breach (or threatened breach) of this Agreement by it and that, in the event of any breach or threatened breach of this Agreement, (a) the Party seeking specific performance will be entitled to injunctive and other equitable relief, without proof of actual damages; (b) the Party against whom specific performance is sought will not plead in

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defense that there would be an adequate remedy at law; and (c) the Party against whom specific performance is sought agrees to waive any applicable right or requirement that a bond be posted. Such remedies will not be the exclusive remedies for a breach of this Agreement, but will be in addition to all other remedies available at law or in equity.

26. *Entire Agreement; Binding Nature; Assignment; Waiver.* This Agreement constitutes the only agreement between the Parties with respect to the subject matter of this Agreement and it supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. This Agreement binds, and will inure to the benefit of, the Parties and their respective successors and permitted assigns. No Party may assign or otherwise transfer either this Agreement or any of its rights, interests, or obligations under this Agreement without the prior written approval of the other Party. Any purported transfer requiring consent without such consent is void. No amendment, modification, supplement or waiver of any provision of this Agreement will be effective unless it is in writing and signed by the affected Party, and then only in the specific instance and for the specific purpose stated in such writing. Any waiver by any Party of a breach of any provision of this Agreement will not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a Party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that Party of the right to insist upon strict adherence to that term or any other term of this Agreement in the future.

27. *Severability.* If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, then the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement that is held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable, and this Agreement will otherwise be construed so as to effectuate the original intention of the Parties reflected in this Agreement. The Parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

28. *Governing Law; Forum.* This Agreement is governed by and will be construed in accordance with the laws of the State of Delaware. Each of the Parties (a) irrevocably and unconditionally consents to the exclusive personal jurisdiction and venue of the Court of Chancery of the State of Delaware and any appellate court thereof (unless the federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Delaware and any appellate court thereof will have exclusive personal jurisdiction); (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that it will not bring any action relating to this Agreement or otherwise in any court other than the such courts; and (d) waives any claim of improper venue or any claim that those courts are an inconvenient forum. The Parties agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in paragraph 31 or in such other manner as may be permitted by applicable law, will be valid and sufficient service thereof.

29. *Waiver of Jury Trial.* EACH OF THE PARTIES, AFTER CONSULTING OR HAVING HAD THE OPPORTUNITY TO CONSULT WITH COUNSEL, KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY

10418592_10

HAVE TO A TRIAL BY JURY IN ANY LITIGATION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY COURSE OF CONDUCT, DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN), OR ACTIONS OF ANY OF THEM. No Party will seek to consolidate, by counterclaim or otherwise, any action in which a jury trial has been waived with any other action in which a jury trial cannot be or has not been waived.

30. *Third Party Beneficiaries*. This Agreement is solely for the benefit of the Parties and is not enforceable by any other Person.

31. *Notices*. All notices and other communications under this Agreement must be in writing and will be deemed to have been duly delivered and received (a) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (b) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; (c) immediately upon delivery by hand; or (d) on the date sent by email (except that notice given by email will not be effective unless either (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this paragraph 31 or (ii) the receiving Party delivers a written confirmation of receipt of such notice either by email or any other method described in this paragraph 31 (excluding "out of office" or other automated replies)). The addresses for such communications are as follows. At any time, any Party may, by notice given to the other Parties in accordance with this paragraph 31, provide updated information for notices pursuant to this Agreement.

If to Company:

Infinera Corporation
140 Caspian Court
Sunnyvale, CA 94089
Attn: David Teichmann, Chief Legal Officer
Email: dteichmann@infinera.com

with a copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94063
Attn: Tony Jeffries
        Douglas K. Schnell
Email: tjeffries@wsgr.com, dschnell@wsgr.com

If to Oaktree:

Oaktree Optical Holdings, L.P.
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071
Attn: Amy H. Rice
Email: arice@oaktreecapital.com

with a copy (which will not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
Attn: Andrew Freedman
Email: afreedman@olshanlaw.com

32.   *Representation by Counsel*. Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed this Agreement with the advice of such counsel. Each Party and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts of this Agreement exchanged among the Parties will be deemed the work product of all of the Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted or prepared it is of no application and is expressly waived by each of the Parties, and any controversy over interpretations of this Agreement will be decided without regard to events of drafting or preparation.

33.   *Counterparts*. This Agreement and any amendments to this Agreement may be executed in one or more textually-identical counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an "**Electronic Delivery**"), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

34.   *Headings*. The headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.

[*Signature page follows*.]

Very truly yours,

INFINERA CORPORATION

By: _____
Name: NANCY ERBA
Title: CFO

ACCEPTED AND AGREED
as of the date written above:

OAKTREE OPTICAL HOLDINGS, L.P.

By: Oaktree Fund GP, LLC
Its: General Partner

By: Oaktree Fund GP I, L.P.
Its: Managing Member

By: _____
Name:
Title:

AMY H. RICE

_____

Very truly yours,

INFINERA CORPORATION

By: _____
  Name:
  Title:

ACCEPTED AND AGREED
as of the date written above:

OAKTREE OPTICAL HOLDINGS, L.P.

By: Oaktree Fund GP, LLC

Its: General Partner

By: Oaktree Fund GP I, L.P.

Its: Managing Member

By: _____

Name: Matt Wilson

Title: Authorized Signatory

By: _____

Name: Amy Rice

Title: Authorized Signatory

AMY RICE


_____

Specified Affiliates and Associates

Oaktree Special Situations Fund, L.P.

Oaktree Fund GP, LLC

Oaktree Fund GP I, L.P.

Oaktree Capital I, L.P.

Ocm Holdings I, LLC

Oaktree Holdings, LLC

Oaktree Capital Group, LLC

Oaktree Capital Group Holdings GP, LLC

Form of Press Release

[*see attached*]



Infinera Appoints Oaktree's Amy Rice to Board of Directors

Enters into Agreement with Oaktree

Sunnyvale, Calif. – April 14, 2020, 8:00 a.m. ET – Infinera Corporation (NASDAQ: INFN) today announced that Amy H. Rice, a managing director with Oaktree Capital Management, L.P. ("Oaktree"), has joined Infinera's board of directors. In addition, Infinera, will further strengthen its board of directors through the appointment of an additional independent director, who will be chosen by Infinera in collaboration with Oaktree, in the near future. Through its affiliated investment funds, Oaktree beneficially owns approximately 14 percent of Infinera's common stock.

"We are delighted to further strengthen our relationship with Oaktree," said Kambiz Y. Hooshmand, chairman of Infinera's board of directors. "Since our acquisition of Coriant from investment funds managed by Oaktree, we have benefited from Oaktree's collaborative approach and we will continue to build on this relationship. Amy's background provides an excellent skill set that complements our board of directors and we look forward to her contributions."

Continued Mr. Hooshmand, "We have a diverse board of directors focused on driving sustained long-term stockholder value. The additions of Amy and another new independent director will help refresh and enhance our board in a thoughtful manner."

"I'm pleased to have a representative of Oaktree join the board," said Tom Fallon, Infinera CEO. "Although the macro environment is currently challenging, we remain excited about the year ahead and the opportunities to strengthen our position as an at-scale optical networking leader with a differentiated innovation pipeline. We have taken the necessary steps to ensure there is cash on the balance sheet and appropriate liquidity in these uncertain economic times and appreciate the confidence that Oaktree has shown in our prospects."

Ms. Rice said, "We believe Infinera's technological innovations provide significant opportunity ahead. Additionally, we are pleased with management's progress in the last year as they have integrated Coriant, reduced costs through synergies in excess of plans and established a business platform that is well aligned to the fastest growing segments in the optical space. As a major stockholder, we look forward to continuing to work together with Infinera to build value for all stockholders."

Infinera and Oaktree entered into a customary agreement that, among other things, obligates Oaktree to vote all of its shares in favor of each of Infinera's nominees for director, including Ms. Rice, at Infinera's upcoming annual meeting.

Additional information about today's announcement will be included on a Current Report on Form 8-K to be filed with the U.S. Securities and Exchange Commission.

Wilson Sonsini Goodrich & Rosati, Professional Corporation is acting as Infinera's legal counsel.

Contacts:



Media: Anna Vue Tel. +1 (916) 595-8157 avue@infinera.com	*Investors:* Nancy Erba Tel. +1 (408) 543-8231 Ir@Infinera.com

About Amy H. Rice
Amy H. Rice is a Managing Director with Oaktree's Special Situations Group and has been with the firm since 2009. Prior to joining Oaktree, Ms. Rice spent two years as an associate at Lindsay Goldberg, LLC, and before that, she spent two years as an analyst in the Leveraged Finance group at Deutsche Bank. She has an A.B. from Harvard College and an MBA from The Wharton School of the University of Pennsylvania.

About Infinera
Infinera is a global supplier of innovative networking solutions that enable carriers, cloud operators, governments, and enterprises to scale network bandwidth, accelerate service innovation, and automate network operations. The Infinera end-to-end packet-optical portfolio delivers industry-leading economics and performance in long-haul, submarine, data center interconnect, and metro transport applications. To learn more about Infinera, visit www.infinera.com, follow us on Twitter @Infinera, and read Infinera's latest blog posts at www.infinera.com/blog.

This press release contains forward-looking statements including, but not limited to, those relating to Infinera's prospects and opportunities. These statements are not guarantees of results and should not be considered as an indication of future activity or future performance. Actual results may vary materially from these expectations as a result of various risks and uncertainties. Information about these risks and uncertainties, and other risks and uncertainties that affect Infinera's business, is contained in the risk factors section and other sections of Infinera's Annual Report on Form 10-K for the Fiscal Year ended December 28, 2019, as filed with the Securities and Exchange Commission (the "SEC") on March 4, 2020, as well as any subsequent reports filed with or furnished to the SEC. These reports are available on Infinera's website at www.infinera.com and the SEC's website at www.sec.gov. Except as required by law, Infinera assumes no obligation to, and does not currently intend to, update any such forward-looking statements.